Media Release 03 February 2022 Sydney, Australia 02 February 2022 Chicago, USA

Exhibit 99.7
James Hardie Introduces the Hardie™ Architectural Collection
The Hardie™ Architectural Collection launches with a first generation of new products, an integrated solution of five Hardie™ Architectural Panels and associated Hardie™ Architectural Trims

The Hardie™ Architectural Collection, designed in collaboration with architects, will empower homeowners to reimagine their homes with fresh, modern exterior looks

Today’s announcement includes two brand new upcoming products within the Collection:
Hardie™ Architectural Panel – Sea Grass and Hardie™ Architectural Panel – Sculpted Clay

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions announces the Hardie™ Architectural Collection, an innovative portfolio of new products that lets the world reimagine what’s possible for home exteriors. The Hardie™ Architectural Collection debuts with a brand-new suite of premium Hardie™ Architectural Panels in distinctive textures inspired by nature. James Hardie debuts these new products in response to several megatrends in the industry, including labor shortages, consumers looking to personalize and modernize their homes, and demand for more sustainable exteriors that offer protection against damage from severe weather.

The first generation of products in the Hardie™ Architectural Collection offers a modern, integrated solution of fiber cement panels and metal trims that deliver fresh looks with the trusted protection and lasting beauty of Hardie™ fiber cement technology. The first generation of Hardie™ Architectural Panels in the Collection are:

•Hardie™ Architectural Panel – Fine Sand1
•Hardie™ Architectural Panel – Fine Sand-Grooved1
•Hardie™ Architectural Panel – Mounded Sand1
•Hardie™ Architectural Panel – Sea Grass
•Hardie™ Architectural Panel – Sculpted Clay

Speaking about the Collection, Sean Gadd, North America President of James Hardie said, “The Hardie™ Architectural Collection is James Hardie’s most significant expansion, to date, beyond wood-look designs. This Collection will enable homeowners to reimagine the exterior of their home and express their personal style while enhancing the curb appeal of their home. The Collection also provides homebuilders and renovators installation efficiency compared to many traditional building materials.”

Discussing the future of the Hardie™ Architectural Collection, Chief Technology Officer Joe Liu stated, “The Hardie™ Architectural Collection is a significant proof point in our mission to transform the way the world builds. Our intent is to continue to evolve the Collection, and debut even more design-forward exterior options, as we empower homeowners, architects and homebuilders with endless design possibilities.”

1 Previously launched and marketed in May 2021 under the names “Hardie® Textured Panels” in parts of North America and “Hardie™ Fine Texture Cladding” in Australia, these products are now part of the broader first generation of the Hardie™ Architectural Collection.

Media Release: James Hardie Introduces the Hardie™ Architectural Collection	1

Media Release 03 February 2022 Sydney, Australia 02 February 2022 Chicago, USA

Renowned architect and President, CEO of BSB Design, Daniel R. Swift, stated, “In our collaboration with James Hardie to help conceptualize and refine this first generation of the Hardie™ Architectural Collection, allowing homeowners to infuse their exteriors with more personality and modern aesthetics was our top priority. This integrated exterior solution is designed for homeowners who dream about their home’s potential, whether modern, transitional, traditional, or in-between. I believe the Hardie™ Architectural Collection will fuel the next generation of home exterior trends.”

James Hardie will give the industry its first look at the entirety of the first generation Hardie™ Architectural Collection at the NAHB International Builders’ Show in Orlando, Florida on February 8-10, 2022.

Awards
Hardie™ Architectural Panels have already received numerous industry accolades and awards, including a 2021 MVP (Gold) Award from Residential Products Magazine and a 2021 Best of Products Award from The Architect's Newspaper. Hardie™ Architectural Panels are also a finalist for the National Association of Home Builders’ (NAHB) “Global Innovation Awards,” with winners to be announced at the International Builders’ Show (IBS) next week.

Product Details and Availability
The Hardie™ Architectural Collection is a suite of panels and accessories that meets the specific needs of local markets globally.

Hardie™ Architectural Panels are made with Hardie™ fiber cement technology, which is well known for providing homeowners with the benefits of low-maintenance, non-combustibility, and superior home protection against damage from severe weather.

Hardie™ Architectural Panels in Fine Sand, Fine Sand-Grooved and Mounded Sand textures are currently available in select regions of the United States, while Hardie™ Fine Texture Cladding is available throughout Australia. The first generation of the Hardie™ Architectural Collection will roll out on a region-by-region basis within the United States and globally in the coming year.

James Hardie Industries
James Hardie Industries (ASX: JHX; NYSE: JHX) is a global leader in premium building solutions that offer lasting beauty and endless design possibilities with trusted protection and low maintenance. The world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, James Hardie offers siding and accessories for every style. Extensive Hardie™ products empower homeowners and building professionals to achieve the home of their dreams. The company pioneered the technology of fiber cement building products made from sustainable raw materials and continues to invest in innovation to transform the way the world builds. James Hardie operates with an inclusive company culture, and an unwavering commitment to Zero Harm. James Hardie employs a diverse global workforce of approximately 5,000 employees across operations in North America, Europe, and Asia Pacific.

For more information and media resources, visit JamesHardie.com and JamesHardie.com/about-us/media-resources./about-us/media-resources. For investor information, please visit ir.jameshardie.com.au.

Media Release: James Hardie Introduces the Hardie™ Architectural Collection	2

Media Release 03 February 2022 Sydney, Australia 02 February 2022 Chicago, USA

Connect with James Hardie on social media:
Linkedin.com/JamesHardie
Instagram.com/JamesHardie
Facebook.com/JamesHardie
Twitter.com/JamesHardie

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Officer.

END

Investor/Media/Analyst Enquiries:
James Brennan-Chong

Telephone:	+61 2 8845 3356
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Introduces the Hardie™ Architectural Collection	3